Exhibit 99.4

Employee Voicemail - from CEO

Date:	July 8, 2014

To:	All Salix Employees

From:	Carolyn Logan, President and CEO of Salix Pharmaceuticals

Subject: Salix to Combine Assets with Cosmo Technologies

Hi everyone, this is Carolyn,

Just a few minutes ago from New York, while Senior Staff, Board Members and I were preparing for Salix’s Investor Day, we issued a press release. It announces another very important transaction for Salix. We view this transaction as an evolutionary step which will potentially allow Salix to achieve higher returns for shareholders by combining our proven licensing, developing and commercializing expertise with a more efficient corporate structure.

The press release is very comprehensive and you are encouraged to read it since it provides a lot of details about what we gain with this transaction. You can find a copy of the press release on our website.

As you’ll read, we just announced our intention to merge with Cosmo Technologies Limited in an all stock transaction. This is a deal in which we plan to acquire certain assets of Cosmo known as Cosmo Technologies Limited, not the company itself. What this means is that Salix shareholders will retain slightly less than 80% of the combined company and Cosmo’s shareholders will own slightly more than 20% of the combined company. The new company will be called Salix Pharmaceuticals, plc. New Salix shares are expected to trade on the NASDAQ Stock Market.

Our current plan is to close this deal at the end of 2014 but we won’t know until much nearer the time of closing exactly when the deal will close. We have to file documents with numerous regulatory agencies and gain shareholder approval, but we feel confident that our shareholders will see the tremendous value in this transaction and will approve it. We’ll also need to obtain certain government approvals, just like we did with the Santarus deal. Given that we have a lot of work to do between signing and closing, it’s hard to predict at this point the exact closing date, but don’t worry, we will keep you informed along the way as we get closer to the actual close.

Cosmo Technologies is a specialty pharmaceutical company headquartered in Lainate [phonetic: lay-NAH-teh], Italy, which is very close to Milan. They are a publicly traded company, listed on the Swiss Stock Exchange. They have several products on the market and six or so currently in development. Alessandro Della Chá is the CEO of Cosmo and, like me, he is excited about the strategic opportunities this combination offers both companies. They do not have a U.S. presence, although two of their products, Lialda® and UCERIS®, are currently on the U.S. market through license agreements with Shire and Salix, respectively. We are interested in, and have followed through the years, Cosmo’s clinical development pipeline because it addresses innovative treatments for the gastrointestinal tract. Some of their products include novel treatments, specifically for inflammatory bowel disease, colon infections and diagnostics for the colon. You can easily see how complementary and strategic this is for Salix. We immediately gain two pipeline products and have first right of negotiation on others that Cosmo may want to bring into the U.S. market. We will get methylene blue MMX® to aid in colon cancer detection and rifamycin MMX® which is currently being studied in travelers’ diarrhea but we have a keen interest to study it in diverticulitis, which is a large and unsatisfied market. Any time we can have the opportunity to bring important gastrointestinal solutions to the market for patients, is a good thing, the right thing to do, as far as we are concerned. I believe that when we put patients’ needs first and do the right thing there, everything else will fall into place.

Cosmo discovered UCERIS® which we acquired through the Santarus acquisition. This means that, after the deal closes, we will no longer need to pay Cosmo royalties or milestone payments on UCERIS® but they will continue to manufacture it for us through a modified supply agreement. This substantially improves the profitability of UCERIS®, allowing us to capture the full value for the existing indication as well as any future indications such as maintenance or microscopic colitis. Cosmo will also manufacture methylene blue MMX and rifamycin MMX for us.

One other important outcome of this deal is an advantage other companies, many of them pharmaceutical companies, are looking for as well. Since we are merging with an Irish-domiciled company, this allows us to get a more efficient corporate tax structure. This move can reduce the Company’s effective tax rate over time. This is important as it will generate a long-term benefit for us as it will increase our competitive positioning for future deals. It will free up cash, and we believe it will increase earnings per share as well as our retained earnings. It should also allow us to expand our product licensing efforts. All this, as you know, is part of our strategy for growth.

You may be wondering how this will affect you, and the good news is that on a day-to-day basis and from an operational perspective, very little will change. Our finance and tax people will probably be impacted to some extent but for the majority of the company, little, if anything will change. I want to highlight what changes, what does not change and give you a piece of advance information to be aware of and think about.

What Changes – Our Legal Structure

•	Upon the completion of the transaction, Salix will become a wholly-owned subsidiary of Irish-domiciled Cosmo Technologies, which will change its name to Salix Pharmaceuticals, plc. This change allows us to establish a new corporate tax structure through Irish redomiciling. That’s the language our bankers and lawyers use to say that Salix will be re-incorporated in Ireland. Terms also used to describe this include “expatriation” or “inversion”.

•	One change, which will only affect our Board, and anyone who attends Board meetings, is that while new Salix will be an Irish company, it will be established as a UK taxpaying company. All this means is that we will be required to hold the majority of our Board meetings in the UK. We are sure to get a lot of experience with video-conferencing so Senior Staff won’t have to travel to Europe for Board meetings.

What does not Change – Our Operations

•	First of all, you don’t need to rush home and find your passports! From a business operations perspective, nothing much changes. There are no new employees joining us in the US as a result of this deal although we will be adding a few home office employees in Ireland. We are working on that plan currently.

•	Our US Headquarters will remain in Raleigh and you should expect training and meetings to continue to occur there. Everything that currently happens in Raleigh will continue to happen in Raleigh.

•	Our current officers and members of the executive team of Salix will continue to serve in their respective capacities within Salix Pharmaceuticals, plc. And the board will consist of members of the current board of Salix though we will welcome Alessandro Della Chá, as Cosmo’s designated board member. We may also add a Board member from the UK.

•	We do not expect any changes to our current compensation or benefit plans as a result of this transaction.

A Piece of Advance Information

•	Our re-incorporation in Ireland, however, may bring about tax implications if you hold Salix stock. At the time we close this deal, later this year or early next year, there will be an exchange of Salix Pharmaceuticals, Ltd. stock for Salix Pharmaceuticals, plc stock, and this will trigger a taxable event for all Salix shareholders. As soon as we have more details we will provide them to you as well as answer as many questions as possible. We are working to provide you with more information should this apply to you. As always, we encourage you to share this information with your tax and/or financial planner.

•	Please note that this transaction will not affect any unvested or unexercised options or unvested restricted stock you may hold – such awards will generally be converted at closing into equivalent awards with respect to new Salix stock (with the same terms and conditions that were applicable to current Salix equity awards).

As we always do, we will keep you well informed along the way. As we work through the details of this merger, we will continue to update you with information. In the meantime, please feel free to talk to me or to any member of Senior Staff with questions. We will try to answer them but may not have concrete answers to give at this time.

It will be helpful if you can email any questions you have to Danica Thomas in Human Resources so she can keep track of them for us and we will do our very best to compile answers which we will circulate for everyone to see.

In closing, I just want to say, thank you for all you have done and continue to do for our company as we enter another exciting period of growth for Salix. It’s our success, through your efforts, that allows us to continue to do transformational and evolutionary transactions that fuel current and future growth and success.

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Cautionary Statement Regarding Forward-Looking Statements

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained.

Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described in this press release include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; general economic and business conditions; and other factors. Readers are cautioned not to place undue reliance on the forward-looking statements included in this press release, which speak only as of the date hereof. Salix does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix files from time to time with the SEC.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required stockholder approval, Cosmo, Tech and Salix will file relevant materials with the SEC, including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the stockholders of Salix after the registration statement is declared effective. The registration statement has not yet become effective.

SALIX STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Salix stockholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by Salix at the SEC’s web site at www.sec.gov. Copies of Salix filings with the SEC may be obtained free of charge at the “Investors” section of Salix website at www.salix.com or by contacting the Investor Relations Department of Salix at 919-862-1000.

Participants in the Solicitation

Salix and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in Salix Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 28, 2014 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from Salix on its website or by contacting the Investor Relations Department at the telephone number above.